Limited Shares

GEORGE CONDO



Ecstatic Figures

2010

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Multiple Exits!

Over 1000 investors have profited from investing in George Condo with over $5M distributed back (including principal)! See how much they made:



George Condo
Masterworks 016

Annualized Net Return (538 Days Held)	39.3%
Initial Offering Size	$1.76M
Sold For	$2.9M
Profit from $10K investment	$4.9K After Fees



George Condo
Masterworks 025

Annualized Net Return (638 Days Held)	21.5%
Initial Offering Size	$1.65M
Sold For	$2.55M
Profit from $10K investment	$4.0K After Fees

Past performance not indicative of future results. Previous exits not included in set of similar sales to MW 325.

Brand New Auction Record

Just last month, Condo set his third highest auction record in Hong Kong. Among other sales, it signals increased momentum for Condo in the Asian market.


New #3 Auction Record!

Estimate:

$5.15M - $7.72M

Sale Price:

$6.22M

Prescription for the Clinically Normal
acrylic, charcoal, and pastel on linen (diptych)
228.6 × 330.2 cm. (90 × 130 in.)
Executed in 2012

Auction House estimates are based on their internal criteria and should not be relied on as a prediction of the actual selling price of a lot or its value for any other purposes. Sale price includes buyer's premium.

A Warhol Apprentice

When Condo moved to New York, he briefly worked applying "diamond dust" to Warhol's paintings. They became close friends, and shortly after, Condo's career took off.



Source: W Magazine

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